May 18, 2012

VIA EDGAR AND FEDERAL EXPRESS
Mr. Larry Spirgel
c/o Brandon Hill
Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Remark Media, Inc. Registration Statement
on Form S-4 (File No. 333-180570) included under
Banks.com’s filings with the Commission

Dear Mr. Spirgel:

Remark Media, Inc. inadvertently filed the registration statement on Form S-4 (File No. 333-180570), including all amendments and exhibits thereto (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) on April 4, 2012, under the CIK number of Banks.com, Inc. (the “Company”) on the Commission’s EDGAR system.  Counsel to Remark Media, Inc. was advised by Michele Anderson, Chief of the Office of Mergers and Acquisitions, that the Company should request withdrawal of the Registration Statement in order to correct this filing error.  Accordingly, on behalf of the Company and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request withdrawal of the Registration Statement filed with the Commission on April 4, 2012, from the Company’s filings with the Commission.

The Company confirms that it has not sold securities pursuant to the Registration Statement.  The Company believes that withdrawal of the Registration Statement from the Company’s filings with the Commission is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement from the Company’s filings with the Commission.  For clarification, the Company is not requesting that the Registration Statement be withdrawn from Remark Media, Inc.’s filings with the Commission.  Please fax a copy of the order to the Company’s counsel, Carolyn T. Long at Foley & Lardner LLP, at (858) 792-6773. If you have any questions regarding this application for withdrawal, please contact Mrs. Long at (858) 847-6833.

Very truly yours,
Banks.com, Inc.

/s/ Daniel M. O'Donnell

Daniel M. O’Donnell
President and Chief Executive Officer